Exhibit 2.1

DESCRIPTION OF SECURITIES

A summary of the material provisions governing LakeShore Biopharma Co., Ltd’s (the “LakeShore Biopharma”) share capital is described below. This summary is not complete and should be read together with the Amended LakeShore Biopharma Articles, a copy of which is included elsewhere in this registration statement.

LakeShore Biopharma is a Cayman Islands exempted company with limited liability and is governed by the amended and restated memorandum and articles of LakeShore Biopharma (“Amended LakeShore Biopharma Articles”), the Cayman Islands Companies Act, and the common law of the Cayman Islands.

LakeShore Biopharma’s authorized share capital is $50,000 divided into 2,500,000,000 ordinary shares of $0.00002 par value each (the “Ordinary Shares”). All Ordinary Shares issued and outstanding were fully paid and non-assessable.

The following are summaries of material provisions of the Amended LakeShore Biopharma Articles and the Cayman Islands Companies Act insofar as they relate to the material terms of the Ordinary Shares.

Ordinary Shares

General

Holders of Ordinary Shares have the same rights. All of the Ordinary Shares are fully paid and non-assessable. Shareholders of LakeShore Biopharma who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of Ordinary Shares are entitled to such dividends as may be declared by the board of directors of LakeShore Biopharma. In addition, LakeShore Biopharma shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by the board of directors of LakeShore Biopharma. The Amended LakeShore Biopharma Articles provide that the directors of LakeShore Biopharma may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, LakeShore Biopharma may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in LakeShore Biopharma being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote. Voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairperson of such meeting or any one or more shareholders holding not less than ten per cent (10%) of the votes attaching to the Ordinary Shares present in person or by proxy entitled to vote. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting and includes a unanimous written resolution. A special resolution will be required for important matters such as a change of name, reducing the share capital or making changes to the Amended LakeShore Biopharma Articles.

Transfer of Ordinary Shares

Subject to the restrictions contained in the Amended LakeShore Biopharma Articles, any of LakeShore Biopharma shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by the LakeShore Biopharma board of directors.

The LakeShore Biopharma board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which it have a lien. The LakeShore Biopharma board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with LakeShore Biopharma, accompanied by the certificate for the shares to which it relates (if any) and such other evidence as the board of directors of LakeShore Biopharma may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; or

●	a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as the board of directors of LakeShore Biopharma may from time to time require, is paid to LakeShore Biopharma in respect thereof.

If the LakeShore Biopharma directors refuse to register a transfer, they shall, within three calendar months after the date on which the instrument of transfer was lodged with LakeShore Biopharma, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register of members closed at such times and for such periods as its board of directors may, in their absolute discretion, from time to time determine, provided, always that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any calendar year.

Liquidation

On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the LakeShore Biopharma shareholders in proportion to the par value of the Ordinary Shares held by them at the commencement of the winding up subject to a deduction from those Ordinary Shares in respect of which there are monies due. If its assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that as nearly as may be, the losses shall be borne by the LakeShore Biopharma shareholders in proportion to the par value of the Ordinary Shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

The board of directors of LakeShore Biopharma may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares (subject to receiving at least fourteen calendar days’ notice specifying the time or times of payment). The Ordinary Shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Cayman Islands Companies Act, LakeShore Biopharma may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or LakeShore Biopharma. The redemption of such shares will be effected in such manner and upon such other terms as LakeShore Biopharma may, by either resolution of the board of directors of LakeShore Biopharma or special resolution of shareholders, determine before the issue of the shares. LakeShore Biopharma may also repurchase any Ordinary Shares on such terms and in such manner as have been approved by the board of directors of LakeShore Biopharma or by an ordinary resolution of the LakeShore Biopharma shareholders.

Under the Cayman Islands Companies Act, the redemption or repurchase of any share may be paid out of the company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares issued and outstanding, or (iii) if the company has commenced liquidation. In addition, the LakeShore Biopharma directors may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Cayman Islands Companies Act, be materially adversely varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by at least a two-thirds majority of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by or abrogated by, inter alia, the creation or allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares. The rights of the holders of Ordinary Shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

General Meetings of Shareholders

Shareholders’ meetings may be convened by the chairperson of LakeShore Biopharma a majority of LakeShore Biopharma’s board of directors. Advance notice of at least seven (7) calendar days is required for the convening of its annual general shareholders’ meeting and any other general meeting of its shareholders, provided that a general meeting of the Company shall be deemed to have been duly convened if it is so agreed by two-thirds of the shareholders (or their proxies) having a right to attend and vote at the meeting, present at the meeting.

Voting Rights Attaching to the Shares.

Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every shareholder present in person and every person representing a shareholder by proxy shall, at a shareholders’ meeting, each have one vote and on a poll every shareholder and every person representing a shareholder by proxy shall have one vote for each Share of which he or the person represented by proxy is the holder.

Inspection of Books and Records

The board of directors of LakeShore Biopharma will determine whether, to what extent, at what times and places and under what conditions or articles the accounts and books of LakeShore Biopharma will be open to the inspection by LakeShore Biopharma shareholders, and no LakeShore Biopharma shareholder (not being a director of LakeShore Biopharma) will otherwise have any right of inspecting any account or book or document of LakeShore Biopharma except as required by the Cayman Islands Companies Act.

Changes in Capital

LakeShore Biopharma may from time to time by ordinary resolution:

●	increase its share capital by such sum, to be divided into shares of such amount, as the resolution will prescribe;

●	consolidate and divide all or any of its share capital into shares of a larger amount than existing shares;

●	sub-divide its existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or

●	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

LakeShore Biopharma may by special resolution, subject to any confirmation or consent required by the Cayman Islands Companies Act, reduce its share capital or any capital redemption reserve in any manner permitted by law.

Warrants

Upon the consummation of the Business Combination, each Summit Warrant outstanding immediately prior has ceased to be a warrant with respect to Summit Public Shares and be assumed by LakeShore Biopharma and converted into a LakeShore Biopharma Warrant entitling the holder thereof to purchase such number of Ordinary Share on a one-on-one basis. Each LakeShore Biopharma Warrant will otherwise continue to have and be subject to substantially the same terms and conditions as were applicable to such Summit Warrant immediately prior to the consummation of the Business Combination (including any repurchase rights and cashless exercise provisions).

Exempted Company

LakeShore Biopharma is an exempted company with limited liability incorporated under the laws of Cayman Islands. The Cayman Islands Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

●	an exempted company (other than an exempted company holding a license to carry on business in the Cayman Islands) does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may not issue negotiable or bearer shares, but may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation;

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which LakeShore Biopharma collects, processes and maintains personal data about investors of the company pursuant to the Data Protection Act, 2017 of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

LakeShore Biopharma is committed to processing personal data in accordance with the DPA. In its use of personal data, the company will be characterized under the DPA as a ‘data controller’, whilst certain of the company’s service providers, affiliates and delegates may act as ‘data processors’ under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the company.

This privacy notice puts shareholders of LakeShore Biopharma on notice that, by virtue of making an investment in LakeShore Biopharma, LakeShore Biopharma and certain of service providers of LakeShore Biopharma may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for the company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the company or by a service provider to whom the data are disclosed. As a data controller, the LakeShore Biopharma will only use your personal data for the purposes for which the LakeShore Biopharma collected it. If the LakeShore Biopharma need to use your personal data for an unrelated purpose, the LakeShore Biopharma will contact you.

LakeShore Biopharma anticipate that LakeShore Biopharma will share your personal data with the company’s service providers for the purposes set out in this privacy notice. LakeShore Biopharma may also share relevant personal data where it is lawful to do so and necessary to comply with its contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, LakeShore Biopharma will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where LakeShore Biopharma have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by LakeShore Biopharma for longer than necessary with regard to the purposes of the data processing.

LakeShore Biopharma will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, the LakeShore Biopharma will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

LakeShore Biopharma will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides LakeShore Biopharma with personal data on individuals connected to you for any reason in relation to your investment into the company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how LakeShore Biopharma collect and use your personal data (and this privacy notice fulfils the LakeShore Biopharma obligation in this respect) (b) the right to obtain a copy of your personal data (c) the right to require LakeShore Biopharma to stop direct marketing (d) the right to have inaccurate or incomplete personal data corrected (e) the right to withdraw your consent and require LakeShore Biopharma to stop processing or restrict the processing, or not begin the processing of your personal data (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial) (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which the LakeShore Biopharma, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures LakeShore Biopharma take to ensure the security of personal data and any information available to LakeShore Biopharma as to the source of your personal data (h) the right to complain to the Office of the Ombudsman of the Cayman Islands and (i) the right to require LakeShore Biopharma to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.